UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  November 28, 2006                   /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                           SEPTEMBER 30, 2006 AND 2005

                         (EXPRESSED IN CANADIAN DOLLARS)

                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Amera Resources Corporation for the nine months ended September 30, 2006 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2006            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                               690,135         522,327
Accounts receivable, prepaids and deposits              180,051         136,218
Marketable securities (Note 3)                           33,000               -
                                                   ------------    ------------
                                                        903,186         658,545
MINERAL PROPERTIES AND DEFERRED COSTS (Note 4)        3,082,039       3,184,844
                                                   ------------    ------------
                                                      3,985,225       3,843,389
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 99,172         142,275

FUTURE INCOME TAX LIABILITIES                            78,673         154,881
                                                   ------------    ------------
                                                        177,845         297,156
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                7,539,500       5,854,335

CONTRIBUTED SURPLUS                                     524,845         433,995

DEFICIT                                              (4,256,965)     (2,742,097)
                                                   ------------    ------------
                                                      3,807,380       3,546,233
                                                   ------------    ------------
                                                      3,985,225       3,843,389
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Notes 4 and 6)



APPROVED BY THE BOARD

/s/ NIKOLAOS CACOS    , Director
----------------------

/s/ JERRY MINNI       , Director
----------------------



          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

EXPENSES

Accounting and audit                                      7,500           4,000          31,256          20,385
Corporate development, investor
    relations and advertising                            49,965         103,700         144,461         174,335
General exploration                                      92,680          67,698         198,121         117,017
Legal                                                     2,968           2,806          28,519          40,550
Management fees                                          21,875          18,375          63,958          55,125
Office and sundry                                        36,150          30,740          84,855          79,378
Professional fees                                           632           1,867           3,588           4,500
Rent                                                     21,946          24,661          63,653          64,009
Salaries                                                105,178         120,848         264,258         224,289
Stock based compensation                                 90,850               -          90,850          52,500
Transfer agent and regulatory fees                        3,138           2,966          20,115          20,401
Travel                                                    6,735           9,718          24,949          23,784
                                                   ------------    ------------    ------------    ------------
                                                        439,617         387,379       1,018,583         876,273
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (439,617)       (387,379)     (1,018,583)       (876,273)
                                                   ------------    ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                         (2,034)         (3,473)          3,801           1,282
Interest income                                          (7,178)         (5,264)        (27,696)        (17,421)
Write-off of mineral properties (Note 4 b) and c))            -               -         520,180               -
                                                   ------------    ------------    ------------    ------------
                                                         (9,212)         (8,737)        496,285         (16,139)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (430,405)       (378,642)     (1,514,868)       (860,134)

DEFICIT - BEGINNING OF PERIOD                        (3,826,560)     (1,789,038)     (2,742,097)     (1,307,546)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (4,256,965)     (2,167,680)     (4,256,965)     (2,167,680)
                                                   ============    ============    ============    ============



BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.02)         $(0.02)         $(0.08)         $(0.05)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        19,482,766      16,369,488      18,866,764      15,686,899
                                                   ============    ============    ============    ============









          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                    (430,405)       (378,642)     (1,514,868)       (860,134)
Items not affecting cash
    Write-off of mineral properties                           -               -         520,180               -
    Stock-based compensation                             90,850               -          90,850          52,500
                                                   ------------    ------------    ------------    ------------
                                                       (339,555)       (378,642)       (903,838)       (807,634)
Change in non-cash working capital balances             (12,036)         56,693         (86,936)          7,307
                                                   ------------    ------------    ------------    ------------
                                                       (351,591)       (321,949)       (990,774)       (800,327)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and
    deferred costs                                     (218,294)       (234,770)       (400,583)     (1,170,456)
Purchase of equipment                                         -          (5,010)              -          (8,554)
                                                   ------------    ------------    ------------    ------------
                                                       (218,294)       (239,780)       (400,583)     (1,179,010)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                     -         116,999       1,563,900       1,232,199
Share issue costs                                             -               -          (4,735)        (61,751)
                                                   ------------    ------------    ------------    ------------
                                                              -         116,999       1,559,165       1,170,448
                                                   ------------    ------------    ------------    ------------
(DECREASE) INCREASE IN CASH                            (569,885)       (444,730)        167,808        (808,889)
    AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             1,260,020       1,315,073         522,327       1,679,232
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                     690,135         870,343         690,135         870,343
                                                   ============    ============    ============    ============
CASH AND CASH EQUIVALENTS
    COMPRISED OF:
    Cash                                                190,135         870,343         190,135         870,343
    Term deposits                                       500,000               -         500,000               -
                                                   ------------    ------------    ------------    ------------
                                                        690,135         870,343         690,135         870,343
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 8)




          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                        INTERIM CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                          ARGENTINA                             PERU                                CHILE       USA
                         ----------  ----------------------------------------------------------  ----------  ----------  ----------
                                                               CRUZ DE                                         WALKER
                           MOGOTE     ESPERANZA   KORIMARCA     MAYO        COCHA       OTHER     TRONQUITO   LANE, NV      TOTAL
                              $           $           $           $           $           $           $           $           $

Balance, beginning
  of period               2,270,734     563,613      32,125      61,585      27,917      46,744           -     182,126   3,184,844
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Expenditures during
  the period

Acquisition costs           152,551      20,070       1,680      73,119       2,415      24,515       5,040           -     279,390
Assays                            -           -           -           -       9,127           -           -          65       9,192
Communications                4,264           -          11         288       1,586         345           -           -       6,494
Drilling                          -           -           -           -      55,225           -           -           -      55,225
Office                        2,435          97           -           9      15,575       1,174           -           -      19,290
Salaries and contractors      3,987       3,311       1,365       9,377      58,749       7,131           -          98      84,018
Supplies and equipment            -          94          35         102       8,350         170           -           -       8,751
Transportation                    -         807         170       1,561      30,918       1,840           -           -      35,296
Imagery and base maps             -           -           -                       -       1,931           -           -       1,931
Foreign value added tax       1,968       2,088           -      28,274           -           -           -           -      32,330
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                            165,205      26,467       3,261     112,730     181,945      37,106       5,040         163     531,917
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Proceeds on optioning of
  mineral properties              -           -           -           -           -           -           -     (33,000)    (33,000)
Future income tax                 -     (83,531)        (76)     (1,059)      6,073      (2,731)          -        (218)    (81,542)
Write-off of mineral
  property                        -    (506,549)          -           -           -     (13,631)          -           -    (520,180)
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance, end of period    2,435,939           -      35,310     173,256     215,935      67,488       5,040     149,071   3,082,039
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========


  The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       EXPLORATION STAGE COMPANY - NATURE OF OPERATIONS

         The Company was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in South America. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year but currently does not have sufficient working capital to fund all of its future exploration activities. The Company will continue to rely on successfully completing additional equity financing.


2.       SIGNIFICANT ACCOUNTING POLICIES

         (a) The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

         (b) Certain comparative figures have been reclassified to conform to the current year's presentation.


3.       MARKETABLE SECURITIES

         At September 30, 2006, marketable securities had a quoted market value of $34,000. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 4(e)).

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       MINERAL PROPERTIES AND DEFERRED COSTS

                                               SEPTEMBER 30, 2006                       DECEMBER 31, 2005
                                    ---------------------------------------   ---------------------------------------
                                    ACQUISITION   EXPLORATION                 ACQUISITION   EXPLORATION
                                       COSTS      EXPENDITURES     TOTAL         COSTS      EXPENDITURES     TOTAL
                                         $             $             $             $             $             $

         Argentina
            Mogote Property           1,043,613     1,253,628     2,297,241       891,062     1,242,942     2,134,004
         Peru
            Esperanza Property                -             -             -       186,741       279,615       466,356
            Korimarca                    13,524        19,468        32,992        11,844        17,887        29,731
            Cruz de Mayo                 99,198        39,091       138,289        26,079        27,754        53,833
            Cocha                        12,626       193,624       206,250        10,211        14,094        24,305
            Other                        38,601        24,324        62,925        14,086        25,364        39,450
         Chile
            Tronquito                     5,040             -         5,040             -             -             -
         USA
            Walker Lane, Nevada          97,010        21,336       118,346        97,010        21,173       118,183
                                    -----------   -----------   -----------   -----------   -----------   -----------
                                      1,309,612     1,551,471     2,861,083     1,237,033     1,628,829     2,865,862
         Proceeds on optioning of
             mineral properties         (33,000)            -       (33,000)            -             -             -
         Foreign value added tax              -       175,284       175,284             -       164,101       164,101
         Future income tax               54,309        24,363        78,672        81,270        73,611       154,881
                                    -----------   -----------   -----------   -----------   -----------   -----------
                                      1,330,921     1,751,118     3,082,039     1,318,303     1,866,541     3,184,844
                                    ===========   ===========   ===========   ===========   ===========   ===========

         (a) The Company has an option agreement with Golden Arrow Resources Corporation ("Golden Arrow") to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments (the final underlying option payment was paid on June 6, 2005), as follows:

                       SHARES TO          EXPLORATION
                       BE ISSUED          EXPENDITURES    DATE
                                             US $
                         100,000                     -    Issued in 2003
                         100,000               250,000    Issued in 2004
                         250,000               300,000    Issued in 2005
                         300,000               300,000    Issued on July 7, 2006
                         900,000               400,000    July 1, 2007
                       ---------             ---------
                       1,650,000             1,250,000
                       =========             ==========

                  On April 8, 2004, the Company and Golden Arrow entered into a further agreement on the Mogote property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                          US $        DATE

                       1,000,000      Completed
                       1,000,000      May 30, 2006 (revised to May 30, 2007)
                       1,000,000      May 30, 2007 (revised to May 30, 2008)
                       ---------
                       3,000,000
                       =========

                  The Company records the exchange amount of the shares issued at the time of the issuance as acquisition costs in mineral properties and deferred costs representing the fair value of consideration given.

                  During the period ending September 30, 2006, the Company and Golden Arrow revised certain terms of option agreement, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required by May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments in terms of cash or stock received by the Company from a third party who enters into an agreement regarding the Mogote property, will be paid to Golden Arrow.

         (b) On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the 3,000 hectare Esperanza Property located in northern Arequipa Province,
                  Peru. The Esperanza property carrying value $506,549 was written off during the period ended September 30, 2006, and the Company has terminated its option agreement with Arcturus.

         (c) During the period ended September 30, 2006, the Company wrote off the carrying value of $13,631 for one of the non-core properties in Peru as the Company decided to drop the mineral claim for the property.

         (d) On April 11, 2005 the Company entered into an option agreement with a third party vendor ("Vendor") whereby it may earn up to 100% undivided interest in the Cruz de Mayo project located in the southern portion of the Department of Cuzco in Peru. To earn the interest in the property the Company must pay US $150,000 in option payments to the Vendor over the period of four years and incur US $1,500,000 expenditures over the four years as follows:

                    OPTION        EXPLORATION
                   PAYMENTS       EXPENDITURES  DATE
                      US $            US $

                     35,000                 -   April 11, 2005 (paid on signing)
                     25,000           200,000   April 11, 2007
                     40,000           550,000   April 11, 2008
                     50,000           750,000   April 11, 2009
                    -------         ---------
                    150,000         1,500,000
                    =======         ==========

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)

4.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (e) During the period ending September 30, 2006, the Company optioned to Astral Mining Corporation ("Astral") the Walker Lane Properties in Nevada. Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties. An initial 65% interest in the properties may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 shares were issued on August 4, 2006) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement.


5.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

                                                      NUMBER             $
         Issued - common shares
         Balance, December 31, 2004                  14,087,882       4,527,878
         Private placements                           1,650,000         907,500
         Exercise of warrants                           508,248         326,649
         Exercise of options                             11,000           8,250
         For agent's fees                                41,962          23,078
         For mineral properties                         300,000         143,500
         Contributed surplus reallocated
            on exercise of options                            -           2,310
         Less share issue costs                               -         (84,830)
                                                   ------------    ------------
         Balance, December 31, 2005                  16,599,092       5,854,335
         Private placement                            1,412,000         847,200
         Exercise of warrants                         1,194,500         716,700
         For mineral properties                         300,000         126,000
         Less share issue costs                               -          (4,735)
                                                   ------------    ------------
         Balance, September 30, 2006                 19,505,592       7,539,500
                                                   ============    ============

         (a) During the nine months ended September 30, 2006, the Company completed a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The Company applies the residual approach and allocates the total proceeds to the common shares and $Nil to the attached warrants.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL (continued)

         (b) The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV").

                  Stock options outstanding and exercisable at September 30, 2006, are as follows:

                  NUMBER OF OPTIONS
                   OUTSTANDING AND
                     EXERCISABLE         EXERCISE PRICE       EXPIRY DATE

                        900,000              $0.60            December 12, 2008
                        454,500              $0.90            April 2, 2009
                        150,000              $0.75            March 21, 2010
                        395,000              $0.60            July 11, 2011
                      ---------
                      1,899,500
                      =========

                  The weighted average exercise price of the outstanding stock options is $0.68.

                  During the nine months ended September 30, 2006, the Company granted stock options at $0.60 per share to its directors, employees and consultants to acquire 395,000 common shares and recorded stock based compensation expense of $90,850. The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the nine months ended September 30, 2006:

                       Risk-free interest rate            4.00%
                       Estimated volatility                97%
                       Expected life                    2.5 years
                       Expected dividend yield             0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the year was $0.23 per share. Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at September 30, 2006 and the changes for the nine months ended September 30, 2006 is as follows:
                                                                       NUMBER

                  Balance, beginning of period                        3,687,783
                  Issued                                              1,412,000
                  Exercised                                          (1,194,500)
                  Expired                                            (2,493,283)
                                                                   ------------
                  Balance, end of period                              1,412,000
                                                                   ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL (continued)

                  During the nine months ended September 30, 2006 the Company requested and was granted permission by the TSXV to amend the exercise price for 2,750,000 of $1.20 warrants with March 24, 2006 and March 31, 2006 expiry dates. The amended price was $0.60 per warrant. There was no extension to the term of the warrants.

                  Common shares reserved pursuant to warrants and agent warrants outstanding at September 30, 2006 are as follows:

                     NUMBER          EXERCISE PRICE            EXPIRY DATE
                                           $

                  1,412,000               0.65                 January 30, 2008
                  =========               ====

         (d) As at September 30, 2006, 652,396 common shares are held in escrow and are released every six months. The balance will be released on December 2, 2006.


6.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005 the formal agreement among the Company and the Grosso Group was finalized. The Grosso Group is a private company equally owned by the Company, IMA, Golden Arrow, Astral Mining Corporation and Gold Point Energy Corp. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the nine months ended September 30, 2006, the Company incurred fees of $380,045 to the Grosso Group: $329,147 was paid in monthly payments and $50,898 is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in accounts receivable, prepaids and deposits is a $95,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President was paid $6,125 per month. On May 1, 2006 the monthly fee increased to $7,292. During the nine months ended September 30, 2006, the Company paid $63,958 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


7.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the nine months ended September 30, 2006.

         The Company's total assets are segmented geographically as follows:

                                   --------------------------------------------------------------------------------------------
                                                                         SEPTEMBER 30, 2006
                                   --------------------------------------------------------------------------------------------
                                    CORPORATE
                                      CANADA         ARGENTINA          PERU           CHILE            USA            TOTAL
                                         $               $               $               $               $               $

         Current assets                 892,491           2,487           8,208               -               -         903,186
         Mineral properties and
            deferred costs                   -        2,435,939         491,989           5,040         149,071       3,082,039
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        892,491       2,438,426         500,197           5,040         149,071       3,985,225
                                   ============    ============    ============    ============    ============    ============

                                   --------------------------------------------------------------------------------------------
                                                                          DECEMBER 30, 2006
                                   --------------------------------------------------------------------------------------------
                                    CORPORATE
                                      CANADA         ARGENTINA          PERU           CHILE            USA            TOTAL
                                         $               $               $               $               $               $

         Current assets                 572,465          54,120          31,960               -               -         658,545
         Mineral properties and
            deferred costs                   -        2,270,735         731,983               -         182,126       3,184,844
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        572,465       2,324,855         763,943               -         182,126       3,843,389
                                   ============    ============    ============    ============    ============    ============


8.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                   ----------------------------
                                                                       2006               2005
                                                                         $                 $

         Investing activities
            Expenditures on mineral properties and deferred costs      (126,000)       (143,500)
            Shares issued for mineral properties                        126,000         143,500
                                                                   ------------    ------------
                                                                              -               -
                                                                   ============    ============
         Financing activities
            Agents fees payable                                               -         (23,079)
            Shares issued for payment of agent's fees                         -          23,079
                                                                   ------------    ------------
                                                                              -               -
                                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       SUBSEQUENT EVENT

         Subsequent to September 30, 2006, the Company announced a non-brokered private placement financing of up to 1,500,000 units at a price of $0.35 per unit. Each unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company exercisable at a price of $0.45 per share for two years, commencing on the date of the closing of the placement.

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of November 27, 2006, should be read in conjunction with the Company's unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and audited annual consolidated financial statements and related notes for the year ended December 31, 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management's discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina, Peru and Chile will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina and Peru. The Company is currently reviewing other mineral property interest opportunities in South America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and USA (SEC).

EXPLORATION PROJECTS

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN, PERU

In October 2005 Amera applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. On March 2, 2006 the Company announced that it had been formally granted the concession title by the Peruvian government and now holds a 100% interest in the property; a finders-fee has been paid to an arms-length individual in connection with the identification of this target.

The Cocha property hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag) in the Kupferschiefer district of Poland and the White Pine Deposit (8.3Mt Cu, 800 M oz Ag) in the Upper Peninsula of Michigan. The Cocha property is located in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4400m above sea level.

Initial sampling of the property at the Discovery Outcrop showing returned a continuous series of chip samples which assayed 0.80% copper and 10g/t silver over 80m, including two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver (see table below). Rock samples collected from the property to date returned assays ranging from 4 ppm to 2.89% copper and <0.2 to 99.2 g/t silver. Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.

While carrying out surface exploration work on the property the Company's geologists discovered the Merce Showing which assayed 0.46% copper and 9.4 g/t silver over 9.5m in outcrop and is located approximately 700m northwest and on trend from the Discovery Outcrop. This 9.5m interval is comprised of three consecutive chip samples, including: 0.18% copper and 4.2 g/t silver over 4.0m, 1.7% copper and 25.1 g/t silver over 1.0m and 0.43% copper and 10.6 g/t silver over 4.5m.

--------------------------------------------------------------------------------
SAMPLE
NUMBER      LOCATION                TYPE     INTERVAL         CU           AG
                                               (m)            (%)        (g/t)
--------------------------------------------------------------------------------
246006      Discovery Outcrop       chip       10.0           1.38        26.2
246005      Discovery Outcrop       chip       10.0           0.54         7.6
246008      Discovery Outcrop       chip       10.0           0.22         1.3
246003      Discovery Outcrop       chip       10.0           0.05         0.3
246002      Discovery Outcrop       chip       10.0           0.46         3.6
246001      Discovery Outcrop       chip       10.0           0.06         0.4
246200      Discovery Outcrop       chip       10.0           2.69        24.4
246241      2.4km SSW of D.O.(*)    chip        0.7           2.89        99.2
246242      1.6km SSW of D.O.(*)    chip        0.3           1.65         1.5
--------------------------------------------------------------------------------
(*)  D.O. equals Discovery Outcrop

The area surrounding the Discovery Outcrop and the Merce showing is predominantly overburden covered. Therefore a series of soil sample lines were established to test for extensions to the mineralized zone under cover. Widespread anomalous copper-silver in soils extends for over 2.2km in length and up to 750m in width along what has been named the Discovery Outcrop Trend, with soil geochemical values up to 0.32% copper and 4.7 g/t silver. The copper-silver soil anomaly at the Discovery Outcrop Trend is open in all directions. To date to 275 soil samples have been collected along it. Soil samples were collected along lines spaced at approximately 100m on either 12.5 or 25m intervals. Morphologically the soil anomalies suggest that mineralization in subsurface bedrock forms several sub-parallel zones. The strongest part of the soil anomaly envelopes the Discovery Outcrop.

In November 2006 the Company announced that its ongoing surface exploration program had revealed a new silver-copper soil anomaly in the southwestern portion of the Cocha property (South Cocha Trend-SCT) as well as four new copper-silver targets. A total of 51 rock samples were collected during this exploration program. Results ranged from 3 ppm to 4.47% copper and 0.1 to 163 g/t silver and revealed presence of four new copper-silver targets. Highlights of sample results from the new targets are provided below in the table below.

--------------------------------------------------------------------------------
TARGET #     SAMPLE TYPE    SAMPLE LENGTH [M]    CU [PPM]     CU [%]    AG [G/T]
--------------------------------------------------------------------------------
   1            Chip               0.5            44,700       4.47      163.0
--------------------------------------------------------------------------------
   2            Chip               0.4            28,000       2.80      105.0
--------------------------------------------------------------------------------
   2            Chip               0.5             9,700       0.97       51.2
--------------------------------------------------------------------------------
   3            Chip               2.0            14,700       1.47       14.3
--------------------------------------------------------------------------------
   3            Chip               2.0            15,300       1.53        6.6
--------------------------------------------------------------------------------
   3            Chip               2.0            11,100       1.11        5.8
--------------------------------------------------------------------------------
   3            Chip               4.0             6,750       0.68        5.6
--------------------------------------------------------------------------------
   3            Chip               0.5            13,800       1.38       16.0
--------------------------------------------------------------------------------
   3            Chip               2.0             9,200       0.92       11.4
--------------------------------------------------------------------------------
   4            Chip               1.1            21,500       2.15       97.0
--------------------------------------------------------------------------------
   4            Chip               1.1            19,600       1.96       59.2
--------------------------------------------------------------------------------
   4            Chip               1.1             6,440       0.64        8.3
--------------------------------------------------------------------------------

Targets #1 and #2 represent vein-hosted mineralization related to the contact between Pucara limestone and Mitu sandstone. Target #3 is a breccia zone and occurs on, or close to, the contact between Mitu sandstone and Tarma group limestone. Target #4 is structurally-controlled copper-silver mineralization hosted in Mitu volcaniclastic sandstones.

The South Cocha Trend-SCT soil anomaly is located on the contact between Pucara limestone and Mitu sandstone. The SCT is located approximately 1.5km southwest of, and sub-parallel to, the main Discovery Outcrop mineralized trend where a copper-silver soil anomaly extends for over 2.2km in length and is up to 750m wide.

A total of 133 soil samples were collected during the recent exploration campaign with values ranging from 2 to 126 ppm copper and from 0.1 to 2.2 g/t silver bringing the total soil samples collected to date on the property to 408. For the entire suite of soil samples collected to date soil geochemical results range from 2 to 3,230 ppm (0.32%) copper and 0.1 to 4.7 g/t silver. The new SCT anomaly is at present 2.4km long, when the two completed soil grids are combined, and 400 to 850m wide and is open along strike in both directions. Soil coverage is being extended to cover the extensions to the SCT soil anomaly and to evaluate the areas around the newly discovered bedrock showings.

The Phase I drill program on the Cocha Project began in August and complete results were received and reported in November 2006. The program was designed to provide a preliminary test of approximately 400m of the strike length along the mineralized trend in either direction from the Discovery Outcrop to approximately 150m vertical depth. A total of 1,394m in eleven diamond drill holes were completed. Highlights from Phase I drill program are provided in the table below.


-------------------------------------------------------------------------------------------------------------
 DRILL HOLE     AZIMUTH  INCLIN-   TOTAL     FROM       TO    INTERVAL   CU       AG       MO     PB     ZN
                          ATION    DEPTH      [M]       [M]     [M]      [%]     [G/T]   [PPM]    [%]    [%]
-------------------------------------------------------------------------------------------------------------

COCHA-06-01       220     -45       93.9               NSR**
-------------------------------------------------------------------------------------------------------------
COCHA-06-02       220     -55      150.7       0       13.31    13.31    0.8     10.8
-------------------------------------------------------------------------------------------------------------
COCHA-06-02                                  32.02     50.03    18.01    1.93    17.2
-------------------------------------------------------------------------------------------------------------
COCHA-06-02                                  64.72     76.27    11.55    0.82     9.2
-------------------------------------------------------------------------------------------------------------
COCHA-06-03       220     -65      183.3     73.00     75.83     2.83    0.29     3.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-03                                  82.90    113.13    30.23    2.67    24.1
 Including                                   89.65     96.40     6.75    4.71    43.5
-------------------------------------------------------------------------------------------------------------
COCHA-06-04       220     -45      116.5     23.85     25.60     1.75     0.2     4.3
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  42.00     45.20     3.20    0.21     2.6
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  62.05     86.23    24.18    0.11     3.7
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
 DRILL HOLE     AZIMUTH  INCLIN-   TOTAL     FROM       TO    INTERVAL   CU       AG       MO     PB     ZN
                          ATION    DEPTH      [M]       [M]     [M]      [%]     [G/T]   [PPM]    [%]    [%]
-------------------------------------------------------------------------------------------------------------

COCHA-06-04                                  67.85     85.80    17.95                     109.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  79.05     86.23     7.18                             0.54
-------------------------------------------------------------------------------------------------------------
COCHA-06-05       220     -55      151.0     64.98     66.60     1.62    0.45     5.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-05                                 107.8     109.35     1.55    1.02    25.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06       220     -45      113.6     71.20     83.45    12.25    0.13     8.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  69.15     84.00    14.85                      70.4   0.67
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  80.90     83.45     2.55                                    0.69
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  91.00     99.75     8.75    0.14     6.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  91.60    100.30     8.70                      85.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  96.50    102.00     5.50                             0.73
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  97.00    100.30     3.30                                    0.40
-------------------------------------------------------------------------------------------------------------
COCHA-06-07       220     -45      103.1     67.2      69.35     2.15    0.15     3.5
-------------------------------------------------------------------------------------------------------------
COCHA-06-08       220     -55       91.5               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-09       220     -65      100.0               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-10       260     -50      170.0               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-11       220     -45      120.0     89.3      92.2      2.9     0.06     3.2
-------------------------------------------------------------------------------------------------------------

**NSR = No Significant Results

All drillholes cored a package of volcaniclastic rocks belonging to the Mitu Formation. Lithologies comprised mainly ash, lapilli and tuff agglomerates with local volcanic flow interbeds overlaying red sandstone. Copper and silver mineralization is associated with the presence of fine-grained dark horizons of argillic composition containing carbonaceous material within the volcaniclastic sequences characterized by carbonate content and stronger foliation. The most common ore minerals are bornite, chalcocite, and pyrite, with associated minor, chalcopyrite, magnetite, and iron oxides. Chlorite, carbonate with minor silica and epidote alteration were also observed.

The geochemical zonation from copper-silver mineralization in the Discovery Outcrop area (trench samples and drillholes COCHA-06-02 and 03) to the more polymetallic copper-silver-molybdenum-lead-zinc mineralization found in holes COCHA-06-04, 70m to the southeast, and in COCHA-06-06, 235m southeast of the Discovery Outcrop, is a characteristic property of sediment-hosted copper-silver mineralized systems. At the Lubin deposit in the Kupferschiefer district of Poland a lead-zinc enriched zone occurs stratigraphically above the main copper-silver horizon.

In the Cocha drill hole analyses molybdenum ranges from less than detection to 282 ppm and all anomalous values over 50ppm are either from holes COCHA-06-04 or
06. Lead values range up to 65,400 ppm (6.54%) and all values over 2,000 ppm come from either COCHA-06-04 or 06. Zinc values range up to 11,300 (1.13%) and all values greater than 1,000 ppm are from COCHA-06-06. Delineating this geochemical zonation pattern along the Discovery Outcrop and South Cocha trends will aid in understanding of the Cocha mineralized system. The significant variation between the strong copper and silver values intersected in drill holes COCHA-06-02 and 03 and lower copper and silver values associated with elevated molybdenum, zinc and lead in other holes suggests structural complexity that requires more interpretation work to properly target and trace sediment-hosted mineralization.

Local Peruvian drilling company Geotecnia Peruana S.R.L. was contracted to carry out the drilling program. They used an Atlas Copco Diamec 262 drill rig recovering mostly HQ core (6.35cm). Drill core was cut on site using a rock saw or split using a core splitter. Half of the core samples were submitted to the assay lab for analysis while the remainder was stored in core boxes for future reference. A rigorous program of QA/QC involving the use of standard samples has been incorporated into the sampling regime for the project.

At present the Company is focused on gaining a better understanding of the controls to the mineralized system present in the Discovery Outcrop area through detailed geological and structural interpretation of the drill core and metal zonation patterns identified in the multi-element geochemical data. This work will provide guidance on targeting future drilling. One of the primary aims is expanding the significant copper-silver mineralization intersected in drill holes COCHA-06-02 and COCHA-06-03. In addition the Company will be conducting an intensive surface exploration program along the new parallel South Cocha trend and newly discovered copper-silver showings. These two concurrent programs will allow the Amera to plan a Phase II drill program for the first part of 2007. Positive results from the drill program combined with the discovery of the new showings and mineralized trend prompted Amera to apply for additional concessions in the Cocha property area.

Analyses for the samples from Cocha were performed by ALS Chemex Laboratories in Lima, Peru and North Vancouver, Canada. Work was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., and reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101.

MOGOTE PROPERTY, SAN JUAN PROVINCE, ARGENTINA

One of the Company's main exploration focuses has been the Mogote Property in northwestern San Juan Province, Argentina. On April 29, 2004, the Company reported the drill results for the Phase I, 1,475 metre, diamond drilling program on the Mogote Property. The Phase I drill program targeted the central and northern portions of Filo Este, a zone defined by a large magnetic high, measuring 1500 x 800 metres, related strong chargeability anomalies, and surface copper and gold geochemistry. A trenching program carried out earlier had exposed copper-gold mineralization averaging 0.33 g/t Au, 0.20% Cu and 2.7 g/t Ag over 500 metres in a single trench in the core of the anomaly. All of the drill holes on Filo Este intersected continuous copper-gold mineralization over wide intervals, confirming the presence of a large copper-gold porphyry system. These were the first holes ever drilled on the northern portion of the Mogote Property. The drill results, from holes MOG-04-1 to MOG-04-4 on Filo Este, are summarized in the following table.

================================================================================
              TOTAL                                     (LWA)    (LWA)     (LWA)
DRILLHOLE     DEPTH      FROM        TO      INTERVAL    GOLD    SILVER   COPPER
            (metres)   (metres)   (metres)   (metres)   (g/t)    (g/t)      (%)
================================================================================

MOG-04-1      71.6        2.0       70.0       68.0      0.43     13.9     0.244
--------------------------------------------------------------------------------
MOG-04-1A    495.3        6.0      495.3      489.3      0.23      2.6     0.170
 Including              258.0      424.0      166.0      0.19      2.2     0.243
 And                    308.0      396.0       88.0      0.20      1.9     0.290
--------------------------------------------------------------------------------
MOG-04-2     315.4        2.0      315.4      313.4      0.16      1.9     0.171
 Including              196.0      315.4      119.4      0.21      2.8     0.248
--------------------------------------------------------------------------------
MOG-04-3     300.0        6.0      300.0      294.0      0.11      1.3     0.078
--------------------------------------------------------------------------------
MOG-04-4     292.9        2.0      292.9      290.9      0.23      3.1     0.104
--------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coincident with highly anomalous surface geochemistry, extended the surface copper-gold geochemical anomaly of greater than 100 ppb gold and 500 ppm copper to 4000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 500 ppb gold in talus fines. Immediately on trend to the north of the Filo Central anomaly Tenke Mining Corp. is actively drilling their Vicuna copper-gold project.

In early November 2004 a short surface work program was carried out to expand on talus fine sampling coverage, conduct more detailed geological and alteration mapping in key areas and to refine target areas for subsequent drill-testing. The length of this program was cut short due to an unusually heavy snowfall.

Between mid January and early February 2005 Amera carried out a 2,577 metre 9-hole Phase II RC drill program on the Mogote Property. All holes were collared to test areas of potassic altered diorite and monzonite porphyries within the Filo Este and Filo Central anomalies. Five holes were completed on Filo Este over an east-west strike of 1.4 kilometres and spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. Results from the drill program were released on March 29, 2005; of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry. Mineralization was found related to potassic quartz-biotite alteration and directly related to early A-vein density and local silicification. A-vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite. Locally, areas of moderate to intermediate argillic alteration, characterized by sericite-chlorite-pyrite, were found to overprint potassic alteration. Significant intercepts included:

================================================================================
                   TOTAL                                  (LWA)   (LWA)    (LWA)
DRILLHOLE  ZONE    DEPTH     FROM       TO     INTERVAL   GOLD    SILVER  COPPER
                 (metres)  (metres)  (metres)  (metres)   (g/t)   (g/t)     (%)
================================================================================

MOG-6      Este     250        0        250       250     0.22             0.083
including                    176        246        70     0.36     3.0     0.158
--------------------------------------------------------------------------------
MOG-7      Este     287        0        287       287     0.25     3.0     0.107
--------------------------------------------------------------------------------
MOG-8      Este     300        4        142       138     0.47     2.0     0.093
--------------------------------------------------------------------------------
MOG-12     Este     300      214        276        62     0.30     1.1     0.140
--------------------------------------------------------------------------------

All significant intercepts were from Filo Este and MOG-7, MOG-8, and MOG-12 were all collared in the northwest corner of the property. They are hosted in or spatially related to a newly mapped occurrence of fine-grained monzonite porphyry that is interpreted as an early mineral porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Targets in the southern portion of the project area include Zona Colorida, Stockwork Hill, and the Southeast Colour Anomaly, all of which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization. The Mogote Property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Falconbridge/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). Barrick/Bema Gold Corporation/Arizona Star Resource Corp. 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.

No exploration work has been carried out on the Mogote property in 2006. The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS Chemex Labs in North Vancouver, BC or by Alex Stewart Labs, Mendoza, Argentina. Both are internationally recognized assay service providers. Dr. David A. Terry, P.Geo., Vice President Exploration, is the Company's Qualified Person for the Mogote Property in compliance with National Instrument 43-101.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO, PERU

The Company announced in July 2005 that it had optioned the road-accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. In November 2006 the Company announced the option agreement had been successfully re-negotiated. Some of the minimum expenditure deadlines dates were adjusted, but the overall terms of the option agreement remain the same. To earn 100% interest in the property the Company must pay US $150,000 in option payments to the Vendor over the period of four years (US $15,000 paid) and incur US $1,500,000 expenditures over the four years.

Preliminary rock chip and grab samples from the property has yielded grades ranging from below detection up to 14.4 g/t gold. Two high priority target zones have been identified on Cruz de Mayo: Fatima and a porphyry copper-gold zone.

FATIMA GOLD TARGET

Fatima is a bulk tonnage target with potential for bonanza-grade veins as it comprises multiple higher-grade gold bearing shears and veins enveloped by lower-grade material. The zone occurs in a northwesterly-oriented trend of alteration and veining which is at least 1.2 kilometres in length and up to 600 metres wide. Within this target area, historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. The structures are strongly oxidized at surface and all sulphide minerals have been leached. Results reported in the table below were collected within an area measuring 550m by 450m.

----------------------------------------------------------------------------------------
ZONE           SAMPLE          SAMPLE      TRENCH [T]     AU      AG       PB       CU
                TYPE            [m]         PANEL [P]   [ppm]   [ppm]      [%]      [%]
----------------------------------------------------------------------------------------

Fatima Zone     Chip            1.0m         FZ-T1     14.35     43.9    1,980     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Chip            0.5m         FZ-T2      8.36     12.1      156     0.06
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.5m         FZ-T3      2.90     11.7      870     0.08
              including         0.2m                   24.80    143.0      838     0.52
              including         3.6m                    4.69     17.3      473     0.14
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.0m         FZ-T4      0.91     25.6    5,400     0.07
----------------------------------------------------------------------------------------
Fatima Zone     Chip            6.0m         FZ-T5      0.42     20.0    2,573     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Chip           10.0m         FZ-T6      0.35      1.4      297     0.04
----------------------------------------------------------------------------------------
Fatima Zone     Chip           14.0m         FZ-T7      0.29      2.8    1,256     0.03
----------------------------------------------------------------------------------------
Fatima Zone     Chip            9.0m         FZ-T8      0.17      9.5    4,150     0.15
----------------------------------------------------------------------------------------
Fatima Zone     Chip            7.0m         FZ-T9      0.14      1.3    1,120     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P1      1.86     14.0      215     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P2      0.43      8.0      148     0.09
----------------------------------------------------------------------------------------
Fatima Zone    Composite   1 m composite     FZ-G1      5.19     18.5    1,930     0.21
                grab           grab
----------------------------------------------------------------------------------------


CENTRAL ZONE PORPHYRY COPPER-GOLD TARGET

The Central Zone bulk-tonnage porphyry Cu-Au target is located in the south-central part of the property. Malachite-stained copper-bearing sandstone has been mapped over an area of approximately 300 metres by 700 metres. Several gold-bearing shears which cut the copper-bearing sandstone were historically mined for gold in this area. Sample results reported below were collected from outcrops and historical trenches within a surface area measuring 300m by 500m.

--------------------------------------------------------------------------------
ZONE             SAMPLE TYPE         SAMPLE       TRENCH [T]     AU         CU
                                       [m]         PANEL [P]    [ppm]       [%]
--------------------------------------------------------------------------------

Central Zone         Chip             23.0          CZ-T1       0.07       0.28
Central Zone         Panel         5.0 x 5.0        CZ-P1       2.87       0.02
Central Zone         Panel         5.0 x 5.0        CZ-P2       0.01       1.81
Central Zone         Panel        10.0 x 10.0       CZ-P3       0.32       0.12
Central Zone         Panel         1.0 x 3.0        CZ-P4       0.51       0.10
Central Zone    Composite grab      over 5.0        CZ-G1       0.77       0.15
Central Zone    Composite grab      over 5.0        CZ-G2       0.39       0.15
Central Zone    Composite grab      over 5.0        CZ-G3       0.59       0.22
Central Zone    Composite grab      over 5.0        CZ-G4       0.78       0.12
--------------------------------------------------------------------------------

No work was carried out on the property during Q3 of 2006. Subsequent to satisfactory completion of a community relations program in early 2007, soil auger geochemical surveys are planned to cover the areas of the Fatima and Central zones to identify extensions and buried anomalous areas for trenching and subsequent drill testing. Simultaneously a program of detailed geological and structural mapping and further rock sampling will be carried out over the mineralized zones to delineate controls to mineralization. As well a systematic evaluation of the unexplored southwest and northern part of the property will be carried out.

Work on the Cruz de Mayo property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101. All assays from the Cruz de Mayo property were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO, PERU

In October 2005 the Company announced that it acquired by staking the Acero porphyry copper-gold property in southern Department of Cuzco, Peru. Preliminary surface sampling on Acero yielded results ranging up to 1.15% copper over 30.0 metres and 0.74% copper over 50.0 metres. The 1700 hectare 100% Amera-owned property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo gold-copper project near the town of Velille. Both properties are located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

The Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc. is located 20km to the east; the Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 50km to the southwest; while Xstrata's Tintaya copper-gold-silver porphyry-related skarn deposit is located 60km to the southeast.

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU      AU       AG      MO
                       [m]         GRAB [G]       [%]    [ppm]    [ppm]   [ppm]
--------------------------------------------------------------------------------

Composite grab     over 30.0         G1         1.15     0.03      0.3      11
Composite grab     over 50.0         G2         0.74     0.20      0.5      11
Composite grab     over 50.0         G3         0.56     0.02      0.5       1
Composite grab      over 5.0         G4         0.39     0.17      1.4     135
Composite grab      over 5.0         G5         0.11     0.04      0.3       1
     Chip              4.0           T1         0.55     0.01      0.2       4
     Chip             10.0           T2         0.55     0.04      0.3       6
     Chip             10.0           T3         0.47     0.02      0.5       5
     Chip             12.0           T4         0.42     0.13      1.0       5
     Chip             10.0           T5         0.36     0.03      0.3       8
     Chip             10.0           T6         0.31     0.03      0.2       5
     Chip              3.0           T7         0.31     0.11      2.0       4
     Chip             10.0           T8         0.28     0.17      0.7       3
     Chip             10.0           T9         0.24     0.03      0.4       9
     Chip             11.0           T10        0.22     0.04      0.5       4
     Chip             10.0           T11        0.16     0.10      0.4       1
     Chip             11.0           T12        0.14     0.12      0.9       1
     Chip             12.0           T13        0.13     0.75    316.0      36
     Chip             30.0           T14        0.11     0.06      1.0      46
     Panel         5.0 x 5.0         P1         0.48     0.06      0.9     109
     Panel         3.0 x 5.0         P2         0.12     0.05      0.7       2
--------------------------------------------------------------------------------

Claims were held in the Acero area in the past by Southwestern Resources through a joint-venture Southern Peru Copper. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite. A limited drill program reportedly intersected "thick zones" of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper (Southwestern Gold Corp. 2000 Annual Report).

Several phases of intrusive have been mapped on the property including dacite, micro-diorite and granodiorite; the majority of mineralization and alteration identified to date is hosted by dacitic intrusive. Quartz stockwork, with individual veinlets up to 3cm wide, is widespread in the southwest portion of the mineralized area. Copper mineralization identified on surface on the Acero property appears to be open to the southeast of current mapping and sampling coverage.

No exploration work has been carried out on the property during 2006. Subsequent to satisfactory completion of a community relations program in early 2007 Amera is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101. All assays from the Acero were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

FUYANI COPPER-GOLD PROPERTY, DEPARMENT OF CUSCO, PERU

Acquisition of the 1,000 hectare Fuyani copper-gold property by staking was announced on April 24, 2006. The property is located 40km north of Santo Tomas in the Department of Cusco. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property. Fuyani is located in the Santo Tomas Porphyry Copper belt. The property lies 40km NW of the
Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc; the Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 80km to the southwest; and Xstrata's Tintaya copper-gold-silver porphyry-related skarn deposit is located 100km to the southeast.

Only 4 rock samples have been collected from the property to date. Selective grab samples collected from the mineralized outcrop over a 40m area returned up to 0.77% copper and 3.6 ppm silver. Two anomalous silt samples collected from the same creek draining from the central part of the Fuyani concession returned
0.122 g/t Au and 0.229g/t Au; the source of gold anomaly is unknown.

The Fuyani property is underlain by Cretaceous volcaniclastics intruded by tertiary granodioritic intrusive. Tertiary sediments cover topographically low areas. Porphyry-style copper (malachite, chalcopyrite, and bornite) and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite. Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also presence of skarn type mineralization.

No work was carried out on the property during Q3 2006. The Company is planning a comprehensive surface exploration program to evaluate the property and generate targets.

Analyses from Fuyani were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. The preliminary work at Fuyani was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. The technical data has also been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101.

MITU COPPER-SILVER PROPERTY, DEPARTMENT OF JUNIN, PERU

On May 8, 2006 the Company announced that it had been granted the 5,800 hectare Mitu concession covering a high grade copper-silver target in the Department of Junin, Peru. Amera holds a 100% interest in the Mitu property, acquired by direct staking. The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via a paved road-connecting Lima with Oroya and Cerro de Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3700m to 4400m above sea level.

Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone. Three rock chip samples collected from historical workings during an initial site evaluation of the Mitu concession assayed 4.5% copper and 128 ppm silver over 1.2m, 6.2% copper and 324 ppm silver over 0.4m, and 1.7% copper and 45 ppm silver over 0.3m; all samples were collected across structurally and/or stratigraphically-controlled horizons.

A total of 10 stream sediment samples were collected in the Mitu Project area. Results ranged from 8 to 246 ppm copper and 0.1 to 0.4 ppm silver. The highest copper value came from one sample collected in the central part of the concession reflecting mineralization associated with the contact between the Mitu and Pucara formations.

Amera is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to evaluate the Mitu property and delineate targets for more advanced exploration.

Analyses for the samples from Mitu were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work on Mitu was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. Technical information from the property was also reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101.

ROY AND HILLS PROPERTIES, NEVADA, USA.

On March 7, 2005 the Company announced it had staked two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

On June 11, 2006 the Company announced that it has signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. An initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to Amera. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement. Astral has reported no work on the properties since the agreement was finalized.

ESPERANZA PROPERTY, DEPARTMENT OF AREQUIPA, PERU

On August 25, 2004, the Company announced that it has acquired an option from Arcturus Ventures Inc. ("Arcturus") to earn up to an 80% interest in the 3,000 hectare Esperanza epithermal gold property. The property is located in the high sierras of southwest Peru in northern Arequipa Department, approximately 600 kilometres southeast of the Capital Lima. A two-kilometre area of mutual interest is included for land staked peripheral to the original 3,000 hectare property. On February 28, 2005 the Company announced that it had staked an additional 12,000 hectares of ground tying on to the western side of the Poracota Gold Project and extending westwards to the Esperanza Property.

On August 2, 2006 the Company announced that it had terminated the option agreement with Arcturus for the Esperanza Project and wrote off the carrying value (see Note 4(b)).

OTHER

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout the South America.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            ----------------------------------  ----------------------------------------------  ----------
                                           2006                                      2005                          2004
                            ----------------------------------  ----------------------------------------------  ----------
                              SEP 30      JUN 30      MAR 31      DEC 31      SEP 30      JUN 30      MAR 31      DEC 31
                                 $           $           $           $           $           $           $           $
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Revenues                           Nil         Nil         Nil         Nil         Nil         Nil         Nil         Nil

Net Loss                      (430,405)   (783,965)   (300,498)   (574,417)   (378,642)   (217,362)   (264,130)   (189,257)

Net Loss per Common Share
     Basic and Diluted           (0.02)      (0.04)      (0.02)      (0.03)      (0.02)      (0.01)      (0.02)      (0.02)
                            ----------------------------------  ----------------------------------------------  ----------

SUMMARY OF FINANCIAL RESULTS

For the nine months ended September 30, 2006, the Company reported a consolidated loss of $1,514,868 ($0.08 per share), an increase of $654,734 from the loss of $860,134 ($0.05 per share) for the nine months ended September 30, 2005. The increase in the loss in 2006 period, compared to the 2005 amount, was due to a number of factors of which $142,310 can be attributed to increases in operating expenses and $512,424 to increases in other items.

RESULTS OF OPERATIONS

The Company's operating expenses for the nine months ended September 30, 2006, were $1,018,583, an increase of $142,310 from $876,273 in the 2005 period.

In the 2005 period the Company recorded non-cash stock based compensation of $52,500 and $90,850 in the 2006 period. Other notable changes in the operating expenses are: (i) Salaries increased $39,969 due to increases in staff and salary levels; (ii) General exploration increased by $81,104 in the 2006 period mainly due to the increase in exploration activities in Peru.

During the nine months ended September 30, 2006 the Company wrote off $506,549 representing the carrying value of the Esperanza property as it has terminated its option agreement with Arcturus Ventures Inc. on the property. In addition, the Company wrote off the carrying value of $13,631 for one of its properties in Peru as the Company decided to drop the mineral claim for the property. During the period the Company capitalized $165,205 of expenditures on the Mogote property, $188,018 on the Cocha property, $111,671 on the Cruz de Mayo property and $42,545 on other properties.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at September 30, 2006 was $690,135, an increase of $167,808 from December 31, 2005. Total assets increased to $3,985,225 at September 30, 2006 from $3,843,389 at December 31, 2005. This increase is mainly due to the increase in cash balance and the $43,833 increase in accounts receivable, prepaids and deposits balance, offset with the property write off during the period. As at September 30, 2006, the Company had working capital of $804,014. The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company intends to seek further financings. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities. During the nine months ended September 30, 2006, the Company completed a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The Company applies the residual approach and allocates the total proceeds to the common shares and $Nil to the attached warrants.

The Company also received a further $716,700 from the exercises of warrants during the 2006 period. In the nine months ended September 30, 2005, the Company received $316,449 from the exercise of warrants.

During the nine months ended September 30, 2006 the Company requested and was granted permission by TSX Venture Exchange to amend the exercise price for 2,750,000 of $1.20 warrants with a March 24th and March 31st, 2006 expiry dates. The amended price was $0.60 per warrant. There was no extension to the term of the warrants.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $990,774 for the nine months ended September 30, 2006 compared to $800,327 for the 2005 period as a result of increases in the level of activities.

FINANCING ACTIVITIES

For the nine months ended September 30, 2006, the Company received $847,200 less share issue costs of $4,735 from private placement and $716,700 from exercise of warrants compared to receipt of $907,500 less share issue costs of $61,751 from private placement, receipt of $316,449 from exercise of warrants and receipt of $8,250 from exercise of stock options during the 2005 period.

INVESTING ACTIVITIES

Investing  activities  required  cash of $400,583  during the nine months  ended
September 30, 2006, compared to $1,179,010 in 2005 period, primarily for expenditures on the Company's mineral resource interests.

RELATED PARTIES TRANSACTIONS

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso group is a private company owned by the Company, IMA , Golden Arrow , Astral Mining Corporation and Gold Point Energy Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the nine months ended September 30, 2006, the Company incurred fees of $380,045 to the Grosso Group:
$329,147 was paid in monthly payments and $50,898 is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in accounts receivable, prepaids and deposits is a $95,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone. These fees are equivalent to costs the Company would have incurred directly.

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President was paid $6,125 per month. On May 1, 2006 the monthly fee increased to $7,292. During the nine months ended September 30, 2006, the Company paid $63,958 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

CONTRACTUAL COMMITMENTS

The Company has fulfilled its current contractual obligations to September 30, 2006 on the Mogote property and intends to maintain its option requirements on the property. During the period, the Company and Golden Arrow revised certain terms of option agreement, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required by May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments, in terms of cash or stock received by the Amera from a third party who enters into an agreement regarding the Mogote property, will be paid to the Golden Arrow.

The Company has entered into an option agreement to acquire a 100% interest in the Cruz de Mayo properties in Peru. Details of the Company's option payments and expenditure commitments are disclosed in Note 4 to the Company's September 30, 2006 interim consolidated financial statements. The Company also has commitments for monthly fees for administrative and management services to be provided by the Grosso Group.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. These accounting policies can have a significant impact on the financial performance and financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Reference should be made to the recent accounting pronouncements in Canada and the USA that are described in Note 8 of the Company's audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 2 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. During 2005 the Company wrote off $225,000 of carrying value in Chubut properties representing the fair value of the shares issued upon acquisition of the properties. The Company decided to write off these properties as there is no active exploration on the properties and the Company has postponed any exploration indefinitely. These properties located in Western Chubut Province of Argentina are subject to an ongoing government moratorium on exploration activities. The Company continues to hold the legal title to these properties. During the period ended September 30, 2006, the Esperanza property carrying value of $506,549 was written off as the Company has terminated its option agreement on the property. In addition, the Company wrote off the carrying value of $13,631 for one of the non-core properties in Peru as the Company decided to drop the mineral claim for the property.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2005 Management Discussion and Analysis.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors. The package includes materials filed with regulatory authorities.

Additionally the Company attends investment/trade conferences and updates its website (WWW.AMERARESOURCES.COM) on a continuous basis.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at September 30, 2006, there were 19,505,592 outstanding common shares and 1,899,500 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.60 and $0.90 per share. In addition, there were 1,412,000 warrants outstanding, which expire on January 30, 2008, with exercise price of $0.65 per share. More information on these instruments and the terms of their conversion are set out in Note 5 to the Company's September 30, 2006 interim consolidated financial statements.

As of November 27, 2006 there were 19,505,592 common shares, 1,899,500 stock options and 1,412,000 warrants outstanding.

Subsequent to September 30, 2006, the Company announced a non-brokered private placement financing of up to 1,500,000 units at a price of $0.35 per unit. Each unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company exercisable at a price of $0.45 per share for two years, commencing on the date of the closing of the placement.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nikolaos Cacos, President & Chief Executive Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 28, 2006


/s/ Nikolaos Cacos
-----------------------------------
Nikolaos Cacos,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 28, 2006


/s/  Arthur Lang,
-----------------------
Arthur Lang,
Chief Financial Officer